Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, MD 20850

February 16, 2007

Via Facsimile and Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attn: Brian Bhandari

Re:	Synutra International, Inc.
FORM 10-KSB/A for Fiscal Year Ended March 31, 2006
Filed November 13, 2006
File No. 000-50601

Dear Mr. Bhandari:

This letter is in response to your telephone inquiries of February 15, 2007 regarding our recent correspondence with you on the subject filings and related amendments, also supplement to our initial response filed on January 31st, 2007 with the Commission.

In this telephonic discussion you have raised questions as stated below after the original Comment 7. Our response and explanations follow immediately.

Comment 7
Note 3-Summary of Principal Accounting Policies
Revenue Recognition, F-12

We reviewed you response to our prior comment seven. With regard to product returns from supermarket retailers, your policy states that you deduct expired products from revenue, yet your policy also states that you record a sales return reserve. Please revise your revenue recognition policy to clearly disclose the return rights of the retailers, how you provide for returns from retailers and what “portion” of the sales return is recorded (e.g. expired, damaged and/or ordinary course returned product). Also, disclose how new product offerings are considered in your analysis of returns.

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Telephone Queries

1.	Please explain why the Company did not provide a provision for product returns due to shelf-life expiration.

2.	The Company does not make provisions for possible product returns due to damages for shipments of prior reporting periods that were recorded as revenue. How are these returns, if any, accounted for?

3.
The Company’s mainline products carry a shelf life of 18 to 24 months. Does the Company have a product shipment policy that sets an inventory age limit to ensure no aging products are shipped with significantly shorter remaining shelf life? If so, what is the inventory age limit for releasing product shipment?

Response/Explanations:
1.
The Company does not provide for product returns resulting from shelf-life expiration because it has been the Company’s experience that such returns have typically been minimal, if not zero, in the entire life of our operational history.

The Company also implements a program in which it buys back (at sales price) and removes from shelf any unsold product older than 180 days or 6 months counting from the production date marked on each product package. These unsold products typically have remaining shelf lives of 12 to 18 months and are given to our distributors for use in sales promotions. The cost of the program is expensed as it is incurred and an additional prudence provision is also made in the last quarter based on a 1% deduction over revenue of the same period, as illustrated in the table below. This program is implemented at the discretion of the Company and is not a return right of our customers. We believe this arrangement has been responsible for the minimal or zero returns due to shelf-life expiration.

The “180 Funds” - A Product Buy Back Program For the Fiscal Year Ended March 31, 2006
(in thousands USD)	QI	QII	QIII	QIV	Totals
Repurchase expenses for products older than 180 days from date of production	149	280	315	221	965
Accrued expenses - 180 funds	-	-	-	234	234
Sales	21,164	30,171	43,805	37,551	132,691
180-funds expense to revenue (%)	0.7%	0.9%	0.7%	1.2%	0.9%

2.
All product returns are deducted from sales when incurred and most of these deductions fall within the same reporting periods when sales are recorded. It is the Company’s historical experience that product returns due to damages have never been higher than 2% in recent years (see table below).

Product Returns Deducted from Sales Revenue
(in thousands)	4/1/2006-12/31/2006	4/1/2005-3/31/2006	4/12004-3/31/2005
Product returns	170	1,400	1,200
Sales	151,901	132,691	63,451
Proportion (%)	0.11%	1.06%	1.89%

It is the Company’s established practice that product returns due to damages are reported within 3 days of product delivery. An analysis of the product returns data for the period between Apr 1, 2005 and Mar 31, 2006, for example, shows an average amount of product returns at about $3,840 per day. Therefore, at any given end of reporting period, an estimated 3 to 5 days worth of product returns, or $11,500 to $19,200, may go unreported in the same period when related sales are recorded. It is deemed that this level of estimated omission is immaterial and therefore no provisions have been made for such returns.

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The Company continues to monitor and track patterns of product returns. Should the product return patterns change in ways such amounts become significant, the Company is prepared to institute new product return policies that may include provisions for returned goods that can not be properly recorded for in the same reporting periods.

3.
The Company does not set a maximum inventory age limit for product shipment release. As the following inventory turnover analysis for finished products indicates, finished products inventory at the end of each reporting quarter has never been higher than 10% of sales of the following quarter in the 2 most recent fiscal years. This ratio reflects an average inventory age of finished products of between 1 to 2 weeks before they are shipped to customers. The Company has not had the need historically to require a minimum remaining shelf life on products before they are shipped and recorded as revenue.

In addition, the Company currently schedules production upon receipt of purchase orders, which minimizes the level of inventory and eliminates the need for a shipment policy requiring minimum remaining shelf life on products to be shipped.

Should market conditions change in ways the Company’s finished product inventory ages significantly, the Company will consider implementing such a policy.

Finished Products Turnover Analysis
(in thousands)	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06
Finished goods inventory at end of quarter	2,216	1,514	1,334	2,111	2,132	1,292	1,478
Sales	18,693	21,164	30,171	43,805	37,551	49,337	45,915	56,650
Ratio (%) of last quarter inventory over current quarter sales		10%	5%	3%	6%	4%	3%	3%

We will update the disclosure templates for our future filings to reflect the scope of disclosures and the level of details as evidenced in the foregoing discussion.

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If you have any additional comments or questions, please communicate them to me or our counsel, David Ficksman as indicated below.

Very truly yours,

Synutra International, Inc.

By:
Weiguo Zhang
Chief Operating Officer

cc:	David L. Ficksman Troy & Gould Professional Corporation 1801 Century Park East, 16th Floor Los Angeles, CA 90067 310-789-1290 310-789-1490 fax

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